PHC, INC.
200 Lake Street, Suite 102
Peabody, MA  01960



March 20, 2006



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:    Jim B. Rosenberg
              Senior Assistant Chief Accountant

         RE:      PHC, Inc.
                  Form 10-K for Fiscal Year Ended June 30, 2005
                  Filed September 28, 2005
                  File No. 000-22916

Dear Mr. Rosenberg:

     We  have  reviewed  your  comment   letter  dated  February  14,  2006  and
acknowledge that:

     The company is responsible for the adequacy and accuracy of the disclosure in the filings;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.

     The following responses have been keyed to your comment letter to facilitate your review.

Item 1:  Description of Business, page 2

     Comment 1. We believe your disclosures regarding revenues could be improved. Please provide us the following information in a disclosure-type format:

     a. Whether your billing system generates contractual adjustments based on fee schedules of patient's insurance plan for each patient encountered or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

     b.   Your policy for collecting co-payments.

     c. Your day's sales outstanding for each period presented. Discuss the reasons for significant changes from the prior period.

     Response 1

     a. The Company bills for its behavioral healthcare services at its inpatient and outpatient facilities using different software platforms for each type of service; however, in all cases the charges are contractually adjusted at the time of billing using adjustment factors based on agreements or contracts with the insurance carriers and the specific plans held by the individuals. This method may still require additional adjustment based on ancillary services provided and deductibles and copays due from the individuals which are estimated at the time of admission based on information received from the individual. Adjustments to these estimates are recognized as adjustments to revenue during the period identified, usually when payment is received. We currently disclose this information in a similar manner, as part of our "Critical Accounting Policies" "Revenue recognition and accounts receivable" in Item 7. of our Annual Report on Form 10-K. We will include similar language in the Description of Business in future filings.

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     b.   The  Company's  policy  is  to  collect   estimated   co-payments  and
          deductibles at the time of admission. Payments are made by way of cash, check or credit card. If the patient does not have sufficient resources to pay the estimated co-payment in advance, the Company's policy is to allow payment to be made in three installments - one third due upon admission, one third due upon discharge and the balance due 30 days after discharge. At times the patient is not physically or mentally stable enough to comprehend or agree to any financial arrangement. In this case the Company will make arrangements with the patient once his or her condition is stabilized. At times, this situation will require the Company to extend payment arrangements beyond the three payment method previously outlined. Whenever extended payment arrangements are made, the patient, or the individual who is financially responsible for the individual, is required to sign a promissory note to the Company, which includes interest on the balance due.

     c. The Company's days sales outstanding ("DSO") are significantly different for each type of service and each facility based on the payors for each service. Overall, the DSO for the combined operations of the Company was 84 days for the fiscal year ended June 30, 2004 and 90 days for the fiscal year ended June 30, 2005. This increase is related to the expansion of our research business through the acquisition of Pivotal and the high DSO associated with research receivables. The decrease in the receivables DSO's in 2005 was partially offset by the receipt of the Michigan call center payment after year end which increase nearly doubled the Contract Services DSO's.

     d.   DSO's for each year for each business segment are as follows:

                 Fiscal        Treatment     Pharmaceutical      Contract
                Year End       Services         Services         Services
               __________      _________     ______________      ________

               06/30/2004         85             161                34
               06/30/2005         89             114                62

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, pages 19-20

     Comment 2. We believe that your disclosures as it relates to contractual adjustments and receivables could be improved. Please provide us the following information in disclosure-type format:

          For each period presented, the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for fiscal 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in fiscal 2004 and the amount of the new estimate or settlement amount that was recorded during fiscal 2005.

          Quantify the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

          Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.

          If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor-classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate and provide the historical percentage of amounts that get reclassified into self-pay.

     Response 2.

          All revenues reported by the Company are shown net of estimated contractual adjustment and charity care provided. When payment is made, if the contractual adjustment is found to have been understated or overstated, appropriate adjustments are made in the period the


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
          payment is received in accordance with the AICPA "Audit and Accounting Guide for Health Care Organizations." Net contractual adjustments adjusted in fiscal 2004 for revenue booked in prior years resulted in an increase in net revenue of $217,958. Net contractual adjustments adjusted in fiscal 2005 for revenue booked in prior years resulted in an increase in net revenue of $371,740. During the fiscal year ended June 30, 2004, a Medicare cost report settlement of approximately $172,000 was received. No cost report settlements were received during the fiscal year ended June 30, 2005. For the fiscal years ended June
          30,  2004 and  2005,  no third  party  cost  report  settlements  were expected or recorded. It is not anticipated that any future adjustments will be required. Our accounts receivable systems are capable of providing an aging based on responsible party, or payor. This information is critical in estimating our required allowance for bad debts. Below is revenue by payor and the accounts receivable aging information as of June 30, 2004 and June 30, 2005 for our treatment services segment. All revenues and receivables from our research division are derived from pharmaceutical companies with no related bad debt allowance. All revenues and receivables from our contract services division are based on a prorated monthly allocation of the total contract amount and usually paid within 30 days of the end of the month.

                                 Net Revenue by Payor (in thousands)

                                    For the Twelve Months Ended
                                 06/30/2004           06/30/2005
                            Amount      Percent   Amount    Percent
                           _______      _______   ______    _______

            Private Pay     $ 1,132        5%    $ 1,212        5%
            Commercial       15,414       69%     17,608       67%
            Medicare          1,381        6%        999        4%
            Medicaid          4,491       20%      6,268       24%
                           _______      _______   ______    _______
            Net Revenue     $22,418              $26,087
                            ========             ========

     Accounts Receivable Aging (Net of allowance for bad debts- in thousands)

Fiscal Year Ended June 30, 2004

                          Over   Over   Over  Over   Over   Over  Over
Payor          Current     30     60    90    120    150    270   360    Total
_______________________________________________________________________________
Private Pay     $ 135   $   88  $ 77   $ 69   $ 55   $ 36   $137   $105  $  702
Commercial      1,333      604   288    164    187     79    308    376   3,339
Medicare           59       11     6     --      3     --      4     --      83
Medicaid          462      327   109     34     45     24    114     20   1,135
               ______   ______  ____   ____   ____   ____   ____   ____  ______
   Total       $1,989   $1,030  $480   $266   $291   $140   $562   $503  $5,261

Fiscal Year Ended June 30, 2005

                         Over   Over   Over   Over   Over   Over  Over
Payor          Current    30     60     90    120    150    270   360    Total
_______________________________________________________________________________

Private Pay    $  247   $  139  $ 98   $ 64   $ 75   $154   $127   $ 32  $  936
Commercial      1,708      645   389    239    216    379    208     26   3,810
Medicare          121       16     7     --     --      1     --     --     145
Medicaid          556      277    94     74     96    342     --     --   1,439
               ______   ______  ____   ____   ____   ____   ____   ____  ______
   Total       $2,632   $1,077  $588   $377   $387   $876   $335   $ 58  $6,330

     Amounts pending approval from Medicare or Medicaid, as with all other third party payors, are maintained on the receivables aging based on the discharge of the patient, while appeals are made for payment. If accounts remain unpaid, when all levels of appeal have been exhausted accounts are written off.

     As indicated to Commission staff attorney, Todd Sherman, on February 22nd, some of the information the staff has requested is not available, or would not be helpful if provided in the requested format. We have attempted to present the


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requested  information in a format that we believe most  accurately  conforms to our current receivables system.

Contractual Obligations, page 26

     Comment 3. Please tell us why it appears scheduled interest payments on long-term debt are excluded from the table even though interest expense would appear to be payable under the contractual terms of the long-term debt.

     Response 3. Payments on long term debt in the schedule are presented as principal only to conform to the balance sheet and footnote presentation. An estimate of potential required interest repayment will be included as a separate column in future filings.

Item 7A.  Quantitative and Qualitative Disclosures

     Comment 4. It appears that quantitative disclosures on your interest rate risk are required using one of the three disclosure alternatives in Rule 305(a) of Regulation S-K. Please provide this information in a disclosure-type format or tell us why these disclosures were omitted.

     Response 4. All long term debt of the Company is subject to adjustment based on the prime interest rate. This is the only financial market risk of the Company. In the most recent 10-Q, the Company noted the effect of an increase in the prime rate on the interest expense of the Company as follows: "On the term loan and the revolving credit note, each 25 basis point increase in the prime rate will affect an annual increase in interest expense of approximately $8,700." Since this is the only interest expense exposure the Company has, we believe the disclosure provided informs the reader of the financial risk to which we are exposed. We will continue to provide this disclosure in future filings.

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Operations, F-4

     Comment 5. Please tell us your revenue recognition policy for pharmaceutical study revenue, the nature of billable units of service provided, and how the billable units of service are measured under the terms of your agreements. Demonstrate for us how your policy complies with GAAP.

     Response 5. Pharmaceutical study revenue is recognized only after a pharmaceutical study contract has been awarded and the patient has been selected and accepted based on study criteria and billable units of service have been provided. Each study calls for a participant to complete a specific number of visits in order to validate the study. While some studies require all visits to be complete before any services can be billed, most studies will allow billing for each visit once the participant is randomized, or identified as a meeting all study criteria, even if the participant does not complete the study. Where a contract requires completion of the study by the patient, no revenue is recognized until the patient completes the study program.

Notes to Consolidated Financial Statements

Note A - The Company and Summary of Significant Accounting Policies, page F-8

Goodwill and other intangible assets, page F-11

     Comment 6. Please explain to me why the straight-line method of amortization for the customer relationships acquired reflects the pattern in which the economic benefits of the intangible asset is consumed. Tell us why an accelerated method of amortization does not result in an appropriate and systematic allocation of the intangible's cost to the periods.

     Response 6. Customer relationships acquired in the acquisition of Pivotal are used to acquire new studies on an ongoing basis. There is no true "consumption" of the relationship that can be defined therefore the Company believes the straight line method of amortization would best reflect the use of the intangible asset.


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Please contact me with any additional comments you may have.

Sincerely,
PHC, Inc.


/s/  Paula C. Wurts
     Paula C. Wurts
     Chief Financial Officer

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